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Via EDGAR

October 24, 2022

Michael Rosenberg

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Puerto Rico Residents Tax-Free Fund VI, Inc., File No. 811-23694

Dear Mr. Rosenberg:

On behalf of our client, Puerto Rico Residents Tax-Free Fund VI, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 14, 2022 with respect to the preliminary proxy statement filed on September 23, 2022 by the Fund with the Commission under cover of Schedule 14A as form type PREC14A and the letters from us to the Staff on behalf of the Fund filed on October 12, 2022 and October 14, 2022.

For your convenience, the following response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	Please provide the Staff with the provisions of applicable law that prohibit proposals that have a retroactive effect.

Response: The Fund respectfully acknowledges the Staff’s comment. In general, bylaws can be given retroactive effect only where such intent is explicitly established in the language of the bylaw. See General rules and principles of construction, 8 Fletcher Cyc. Corp. § 4195 (“Ordinarily, a bylaw will be given prospective and not retrospective construction and effect, unless the intent that it shall operate retroactively clearly and strongly appears. These rules of construction are not limited to bylaws originally adopted, but apply equally to amendments.”).

The purported proposals submitted by Ocean Capital LLC (“Ocean Capital”) seek to amend and restate Article II, Section 8 of the Fund’s bylaws. The text of the proposed bylaws would (i) lower the quorum threshold for shareholder meetings from one-half to one-third of all outstanding shares entitled to vote and (ii) provide that the power to adjourn shareholder meetings belongs exclusively to the shareholders (together, the “Proposed Bylaws”). In the prefatory resolution introducing each of the Proposed Bylaws, Ocean Capital claims that each Proposed Bylaw will be “applicable to any meeting of stockholders that has yet to be held, consummated or completed as of the adoption of this resolution, regardless of whether any such meeting of stockholders is currently adjourned or postponed” (the “Resolution Language”). Accordingly, such proposals are deficient as a matter of law.

United States Securities and Exchange Commission
Division of Investment Management
October 24, 2022

Such proposals would also be inequitable. The Fund’s 2021 Annual Meeting of Stockholders was originally convened on October 26, 2021 and as of the date hereof has been adjourned nine times, most recently to December 15, 2022. The Resolution Language suggests that it seeks to change the rules for, and potentially the outcome of, shareholder meetings previously convened and adjourned for lack of quorum under the Fund’s existing bylaws. Upending shareholder expectations regarding the rules for, and outcome of, a meeting after the fact is patently inequitable vis-a-vis all other shareholders. Indeed, Ocean Capital has acknowledged as much in previous correspondence dated August 2, 2021 regarding the Fund (attached hereto as Exhibit A), in which Ocean Capital demanded that the Fund not “interfere with the shareholder voting franchise in any manner, including, but not limited to, through bylaw amendments.”

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

cc:	Alexandre-C. Manz, Fund General Counsel José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm

PRRTFF VI SEC RESPONSE LTR 000002

United States Securities and Exchange Commission
Division of Investment Management
October 24, 2022

Exhibit A

Ocean Capital Letter

PRRTFF VI SEC RESPONSE LTR 000003

OCEAN CAPITAL LLC
Metro Office Park, 8 St. 1, Ste 401
Guaynabo, San Juan, Puerto Rico 00968-1772

August 2, 2021

BY ELECTRONIC MAIL AND OVERNIGHT DELIVERY

Re: **Response to July 23, 2021 Letter on Behalf of Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc. and Tax-Free Fixed Income Fund V for Puerto Rico Residents, Inc.**

Dear Mr. Liekefett:

Now that the annual meetings of stockholders of Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc. ("Fund IV") and Tax-Free Fixed Income Fund V for Puerto Rico Residents, Inc. ("Fund V", together with Fund IV, the "Funds") (the "Annual Meetings") have been adjourned to August 26, 2021, please confirm promptly that our nominations of Messrs. Izquierdo and Hawk and Ms. Cruz-Rivera as nominees for election to the Board of Directors of Fund IV (the "Fund IV Board") and of Messrs. Izquierdo, Hawk and Rosenthal and Ms. Cruz-Rivera as nominees for election to the Board of Directors of Fund V (the "Fund V Board"), as set forth in Ocean Capital LLC's letters dated July 9, 2021 (the "Nomination Notices"), will be accepted at the adjourned meetings.

Neither the Funds' charters or bylaws, nor Puerto Rico law requires record ownership to submit valid nominations. Nevertheless, and without waiver of the foregoing position, we have moved shares into record name in order to dispense with this non-issue. In all events, the Funds cannot plausibly argue that our movement of shares into record name, which is not a prerequisite for valid nominations in the first place, is untimely. At a minimum, the adjournment of the meetings requires that the Funds' advance notice window should be open for a reasonable period of time.

We have also addressed all other alleged infirmities from the Funds' initial letter dated July 17, 2021, without wavier of our previously stated position on those matter. Please let us know by 5:00 p.m., Eastern Daylight Time, Tuesday, August 3, 2021, whether the Funds will accept our nominations. In the event that the Funds fail to respond, we will proceed on the presumption that the Funds will accept our nominations and proposal at the Annual Meetings. We also urge you to remind your client if it is wise to spend a significant amount of shareholders' capital on high-priced advisors in order to fight boardroom change.

We are a shareholder of several other related funds[1] and we intend to nominate candidates for board seats and propose governance changes at each of them while we continue to pursue these same objectives at Fund IV and Fund V. We expect that none of these funds, including, without limitation, their directors, officers and management, will interfere with the shareholder voting franchise in any manner, including, but not limited to, through bylaw amendments, delay tactics, frivolous law suits, shell games with directors or through other means. To the fullest extent possible, we intend to hold all directors and officers of all of these funds personally

[1] These funds include, among others, Tax-Free Puerto Rico Target Maturity Fund, Inc., Puerto Rico AAA Portfolio Bond Fund II, Inc., Puerto Rico Fixed Income Fund, Inc., Puerto Rico Fixed Income Fund III, Inc., Puerto Rico Investors Tax-Free Fund VI, Inc., and Puerto Rico AAA Portfolio Target Maturity Fund, Inc.

PRRTFF VI SEC RESPONSE LTR 000004

responsible should they put their own interests before those of shareholders who are the true owners of these funds.

*　*　*

PRRTFF VI SEC RESPONSE LTR 000005

The submission of this letter and of the Nomination Notices is not an admission that any procedures for notice concerning the nomination of directors to the Fund IV Board or Fund V Board are legal, valid or binding. We expressly reserves all of our rights to take any and all action that we believe is necessary to protect our rights with respect to our nomination and proposal at the Annual Meeting.

Sincerely,

Ocean Capital LLC

William Heath Hawk
Managing Member

PRRTFF VI SEC RESPONSE LTR 000006